MultiCell Technologies, Inc.

November 15, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso Mary Beth Breslin

Re:	MultiCell Technologies, Inc. Registration Statement on Form SB-2 (File No. 333-124873)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, MultiCell Technologies, Inc. (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the post-effective amendment filed on January 12, 2006 (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form SB-2, file number 333-124873 (the “Registration Statement”), effective as of the date first set forth above.

The Company’s reason for requesting withdrawal of the Post-Effective Amendment is that the shares that were registered for resale and that have not otherwise been sold under the Registration Statement have been outstanding for longer than one year, and can now be sold pursuant to the provisions of Rule 144. No securities were sold pursuant to the Post-Effective Amendment.  Accordingly, the Company requests the withdrawal of the Post-Effective Amendment as soon as possible.

If you are in need of additional information, please feel free to contact Elizabeth Kane of Wilson Sonsini Goodrich & Rosati at (858) 350-2242 or via facsimile at (858) 350-2399, or the undersigned at (401) 762-0045.

Very truly yours, MULTICELL TECHNOLOGIES, INC.

By:	/s/ W. Gerald Newmin
W. Gerald Newmin
Chief Executive Officer (principal executive officer)